Exhibit 99.1

China Zenix Auto International Announces

45.5% Increase in Net Profit in Third Quarter of 2011

- Gross margin of 26.0%, Earnings per ADS of $0.27 -

ZHANGZHOU, China, November 10, 2011 – China Zenix Auto International Limited (NYSE: ZX) (“Zenix Auto” or “the Company”), the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume, today announced its unaudited financial results for the third quarter and nine months ended September 30, 2011.

Financial Highlights

Third Quarter 2011:

•	Revenue increased 14.9% to RMB894.6 million (US$140.3 million) from RMB778.9 million in the third quarter of 2010;

•	Gross margin increased to 26.0% from 22.7% in the third quarter of 2010;

•	Profit and total comprehensive income for the period increased 45.5% to RMB89.1 million (US$14.0 million) compared with RMB61.3 million in the third quarter last year;

•	Earnings per American Depositary Share (“ADS”) in the third quarter of 2011 were RMB1.73 (US$0.27).

First Nine Months of 2011:

•	Revenue increased 31.1% to RMB3,061.7 million (US$480.0 million)

•	Gross margin increased to 26.5%;

•	Profit and total comprehensive income climbed 49.5% to RMB341.9 million (US$53.6 million);

•	Earnings per ADS were RMB7.43 (US$1.16), an increase of 29.9%;

•	Net Cash from Operating Activities was RMB80.1 million (US$12.6 million).

Mr. Jianhui Lai, Chairman and Chief Executive Officer of Zenix Auto, commented, “We are pleased to have delivered strong growth in a challenging market environment where commercial vehicle sales in China suffered a 7.4% year-over-year decline in the third quarter. Our robust aftermarket presence continues to drive growth in both top and bottom lines. Our strategy of providing the most diversified line of premium, branded wheels to address the needs of different market segments in China is the catalyst for our ability to continue capturing market share. For example, our patented ‘Bridge-Arc’ wheel, introduced in early 2011, has now been well received by aftermarket customers due to its strengthened structure and reduced weight. During the third quarter of 2011, our OEM business remained relatively stable, and we also gained some market share in China. Also, our strategic partnership with Sinotruk is a good testimonial of our advanced technologies and superior quality.”

“In China, the ongoing introduction of new vehicle models, tightened safety measures and growing aftermarket demand due to the fact that a large portion of commercial vehicle fleets which suffered from over-loading in the past now require wheel replacement and maintenance, continue to provide opportunities for market leaders like us. The performance of our new lighter-weight wheels with improved durability will create new value for vehicle operators,” Mr. Lai added.

Third Quarter Results

Revenue for the third quarter ended September 30, 2011 increased 14.9% to RMB894.6 million (US$140.3 million) from revenue of RMB778.9 million for the third quarter of 2010.

Aftermarket sales in China grew 40.3% to RMB455.0 million (US$71.3 million) in the third quarter of 2011 from the same quarter of 2010. Sales to the Chinese OEM market increased 4.7% from the same quarter of 2010 to RMB316.9 million (US$49.7 million). International sales declined by 19.2% to RMB122.8 million (US$19.3 million) compared to the third quarter of 2010. Lower export sales in the third quarter were primarily due to lower sales to India which was partially offset by higher sales in other Asian markets.

In the third quarter of 2011, Chinese aftermarket sales, Chinese OEM sales and international sales contributed 50.9%, 35.4% and 13.7% of revenue, respectively. Tubed steel wheel sales grew slightly and comprised 56.8% of third quarter revenue compared to 64.5% in the same quarter in 2010. Tubeless steel wheel sales rose 44.7% and increased to 39.5% of third quarter revenue from 31.4% in the same quarter in 2010.

Third quarter gross profit grew by 31.8% to RMB232.9 million (US$36.5 million) from RMB176.7 million in the same quarter in 2010. Gross margin increased to 26.0% in the third quarter of 2011 from 22.7% in the same quarter in 2010. The higher gross margin reflected increased sales volume in the higher-margin aftermarket, which contributed 50.9% of total sales in the third quarter compared to a 41.6% contribution in the same quarter of 2010, and increased sales volume in the higher-margin tubeless wheels which grew to 39.5% of total sales from 31.4% in the same quarter of 2010.

Selling and distribution costs increased by 23.8% to RMB58.5 million (US$9.2 million) compared to the third quarter last year. Increased selling and distribution costs were primarily due to increased transportation expenses resulting from a greater number of units shipped and a proportionate rise in advertising and other promotional expenses. As a percentage of revenue, selling and distribution costs increased to 6.5% from 6.1% in the same quarter of 2010.

Research and development (R&D) expenses grew 93.3% to RMB24.4 million (US$3.8 million) compared to the third quarter last year. R&D expenses as a percentage of revenue grew to 2.7% from 1.6% in the same period last year. Increased R&D expenses are primarily related to the development of market-leading wheel products including designing innovative new materials and coatings and the hiring of more R&D professionals. In addition to developing new steel wheels with higher performance, Zenix Auto is developing the first domestic aluminum wheels to be introduced in China.

Administrative expenses grew by 6.9% to RMB25.0 million (US$3.9 million) compared to the third quarter last year. Increased administrative expenses mainly reflected the expansion of the Company’s management and administrative staff to support the Company’s growth. Administrative expenses as a percentage of revenue declined to 2.8% from 3.0% in the third quarter of 2010.

Profit before taxation increased 45.2% to RMB111.9 million (US$17.5 million) from the third quarter of 2010. Profit before taxation represented 12.5% of revenue in the third quarter of 2011 compared to 9.9% in the same quarter in 2010.

Profit and total comprehensive income for the third quarter of 2011 increased 45.5% to RMB89.1 million (US$14.0 million), compared to RMB61.3 million in the same quarter of 2010.

Earnings per ordinary share and earnings per ADS in the third quarter of 2011 were RMB0.43 (US$0.07) and RMB1.73 (US$0.27), respectively.

At the end of the third quarter of 2011, the weighted average number of ordinary shares was 206.4 million shares, and the weighted average number of ADSs was 51.6 million.

Nine-Month Results

Revenue for the nine months ended September 30, 2011 increased 31.1% to RMB3,061.7 million (US$480.0 million) compared to the first nine months in 2010. Aftermarket sales in China grew 57.2% to RMB1,456.4 million in the first nine months of 2011 and increased to 47.6% of total revenue for the period. Sales to the Chinese OEM market increased 20.5% to RMB1,194.2 million and represented 39.0% of total nine month revenue. International sales declined slightly to RMB411.1 million and represented 13.4% of total nine month revenue.

Tubeless steel wheel sales rose by 67.4% from the 2010 nine month period and represented 37.6% of total nine month revenue, compared to 29.4% in the same period of 2010. Tubed steel wheel sales in the first nine months of 2011 increased 14.0% compared with the same period in 2010. Tubed wheels represented 57.7% of total nine month revenue compared with 66.3% for the same period in 2010.

Gross profit for the nine months ended September 30, 2011 increased 41.8% to RMB812.4 million (US$127.4 million) compared with the same period last year and represented a gross margin of 26.5%. Profit before taxation increased by 48.4% to RMB425.7 million (US$66.8 million) compared with the same period last year.

Profit and total comprehensive income for the period increased 49.5% to RMB341.9 million (US$53.6 million) compared with the same period last year. Earnings per ordinary share and earnings per ADS for the period were RMB1.86 (US$0.29) and RMB7.43 (US$1.16), respectively.

As of September 30, 2011, Zenix Auto’s bank balances and cash were RMB466.2 million (US$73.1 million) and its shareholders’ equity was RMB1.8 billion (US$285.8 million). As of December 31, 2010, bank balances and cash were RMB318.0 million and shareholders’ equity was RMB1.1 billion.

In the nine months ended September 30, 2011, net cash flow from operating activities was RMB 80.1 million (US$12.6 million).

Business Outlook

Management reiterates the revenue guidance for the year ending December 31, 2011 to be approximately RMB 4.0 billion. This target is based on the Company’s current views on operating and market conditions, which are subject to change.

Frank Li, Chief Financial Officer of Zenix Auto, commented, “Our higher-margin tubeless wheels continue to capture market share. With a year-over-year sales increase of 44.7% in the 2011 third quarter, our tubeless products now represented almost 40% of our total sales in the third quarter of 2011. This is an example of how our innovative R&D program is generating new growth opportunities for Zenix Auto. With our strong operating cash-flow, we are working to lower our debt level. Our strengthened financial resources from our IPO enable us to increase our exclusive distribution network in China, develop our next generation products and fulfill our long-term strategic plans in China and India.”

Conference Call Information

The Company will host a conference call, to be simultaneously Web cast, on Thursday, November 10, 2011 at 8:00 a.m. EST/ 9:00 p.m. Beijing Time. Interested parties may participate in the conference call by dialing +1-866-519-4004 (North America), +852-2475-0994 (Hong Kong) or +656-723-9381 (International) approximately five to ten minutes before the call start time. A live web cast of the conference call will be available on the Zenix Auto Web site at http://www.zenixauto.com/en/.

A replay of the call will be available shortly after the conclusion of the conference call through December 2, 2011 at 11:59 p.m. EST, or December 3, 2011 at 12:59 p.m. Beijing Time. An archived web cast of the conference call will be available on the Zenix Auto corporate website at http://www.zenixauto.com/en/ and under the investor relations section. Interested parties may access the replay by dialing +1-866-214-5335 (North America), +800-901-596 (Hong Kong) or +61-2-8235-5000 (International) and entering conference ID number 22129207.

Exchange Rate Information

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. All translations from RMB to U.S. dollars are made at a rate of RMB 6.3780 to US$1.00, the effective noon buying rate as of September 30, 2011 in The City of New York for cable transfers of RMB as set forth in the weekly statistical release of the Federal Reserve Board. The percentages stated are calculated based on RMB amounts.

About China Zenix Auto International Limited

China Zenix Auto International Limited is the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume. With a large intellectual property portfolio, the Company offers more than 230 series of tubed steel wheels, tubeless steel wheels, and off-road steel wheels in both the aftermarket and OEM market in China and internationally. Zenix Auto’s customers include group members of a number of large PRC commercial vehicle manufacturers, and it also exports products to over 70 distributors in 30 countries worldwide. With five large, strategically located manufacturing facilities in multiple regions across China, the Company has an aggregate annual production capacity of approximately 12.5 million units of steel wheels as of December 31, 2010. For more information, please visit: http://www.zenixauto.com/en.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the revenue guidance and quotations from management in this announcement, as well as Zenix Auto’s strategic and operational plans, contain forward-looking statements. Zenix Auto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees. Statements that are not historical facts, including statements about Zenix Auto’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, including our ability to successfully develop new tubeless steel wheel products and the planned introduction of aluminum wheels; our ability to expand our distribution network; overall growth in the aftermarket and OEM market in China and elsewhere, which depends on a number of factors beyond our control including economic growth rates and vehicle sales; and changes in our revenues and certain cost or expense items as a percentage of our revenues. Further information regarding these and other risks is included in our filings with the United States Securities and Exchange Commission, including our final prospectus dated May 11, 2011. Zenix Auto does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and Zenix Auto undertakes no duty to update such information, except as required under applicable law.

For more information, please contact

Investor Contact:

Kevin Theiss / Dixon Chen

Grayling

Tel: +1-646-284-9409

Email:	kevin.theiss@grayling.com
dixon.chen@grayling.com

Media Contact:

Ivette Almeida

Grayling

Tel: +1 917-302-9946

Email: Ivette.almeida@grayling.com

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China Zenix Auto International Limited

Unaudited Condensed Consolidated Statement of Comprehensive Income

For the three months ended September 30, 2011 and 2010

(RMB and US$ amounts expressed in thousands, except per share data)

	Three Months Ended September 30,
	2010	2011	2011
	RMB’ 000	RMB’ 000	US$’ 000

Revenue	778,868	894,623	140,267
Cost of sales	(602,217)	(661,711)	(103,749)

Gross profit	176,651	232,912	36,518
Other operating (loss) income	(214)	3,810	597
Net exchange loss	(1,145)	(1,554)	(244)
Selling and distribution costs	(47,283)	(58,519)	(9,175)
Research and development expenses	(12,610)	(24,375)	(3,822)
Administrative expenses	(23,396)	(25,022)	(3,923)
Finance costs	(14,897)	(15,325)	(2,403)

Profit before taxation	77,106	111,927	17,548
Income tax expense	(15,854)	(22,780)	(3,572)

Profit and total comprehensive income for the period	61,252	89,147	13,976

Earnings per share
Basic	0.38	0.43	0.07
Diluted	0.38	0.43	0.07

Earnings per ADS
Basic	1.53	1.73	0.27
Diluted	1.53	1.73	0.27

China Zenix Auto International Limited

Unaudited Condensed Consolidated Statement of Comprehensive Income

For the nine months ended September 30, 2011 and 2010

(RMB and US$ amounts expressed in thousands, except per share data)

	Nine Months Ended September 30,
	2010	2011	2011
	RMB’ 000	RMB’ 000	US$’ 000

Revenue	2,336,006	3,061,688	480,039
Cost of sales	(1,763,025)	(2,249,243)	(352,656)

Gross profit	572,981	812,445	127,383
Other operating income	4,047	11,028	1,729
Net exchange loss	(1,638)	(5,225)	(819)
Selling and distribution costs	(145,012)	(192,230)	(30,140)
Research and development expenses	(34,656)	(65,942)	(10,339)
Administrative expenses	(65,358)	(89,531)	(14,037)
Finance costs	(43,389)	(44,803)	(7,025)

Profit before taxation	286,975	425,742	66,752
Income tax expense	(58,342)	(83,862)	(13,149)

Profit and total comprehensive income for the period	228,633	341,880	53,603

Earnings per share
Basic	1.43	1.86	0.29
Diluted	1.43	1.86	0.29

Earnings per ADS
Basic	5.72	7.43	1.16
Diluted	5.72	7.43	1.16

China Zenix Auto International Limited

Unaudited Condensed Consolidated Statement of Financial Position

(RMB and US$ amounts are expressed in thousands)

	December 31, 2010	September 30, 2011	September 30, 2011
	RMB’000	RMB’000	US$’ 000

ASSETS
Current Assets
Inventories	493,381	592,044	92,826
Trade and other receivables and prepayments	766,432	896,641	140,584
Prepaid lease payments	6,080	6,080	953
Derivative financial instruments	—	6,355	996
Pledged bank deposits	71,433	63,514	9,958
Fixed bank deposits with maturity period over three months	—	105,000	16,463
Bank balances and cash	318,020	466,244	73,102

Total current assets	1,655,346	2,135,878	334,882

Non-Current Assets
Property, plant and equipment	1,198,652	1,177,533	184,624
Prepaid lease payments	266,875	364,915	57,215
Deposits paid for acquisition of property, plant and equipment	2,503	34,465	5,404
Deposits paid for acquisition of prepaid lease payments	20,000	—	—
Deferred tax assets	3,974	4,282	671
Intangible assets	17,000	17,000	2,665

Total non-current assets	1,509,004	1,598,195	250,579

Total assets	3,164,350	3,734,073	585,461

EQUITY AND LIABILITIES
Current Liabilities
Trade and other payables and accruals	960,907	760,310	119,208
Taxation payable	24,234	16,676	2,615
Bank borrowings	813,500	1,007,000	157,886

Total current liabilities	1,798,641	1,783,986	279,709

Non-current liabilities
Bank borrowings	238,500	38,500	6,036
Deferred income	13,275	12,677	1,988
Deferred tax liabilities	57,305	75,971	11,911

Total non-current liabilities	309,080	127,148	19,935

Total liabilities	2,107,721	1,911,134	299,644

EQUITY
Share capital	106	136	21
Paid in capital	234	234	37
Reserves	1,056,289	1,822,569	285,759

Total equity attributable to owners of the company	1,056,629	1,822,939	285,817

Total equity and liabilities	3,164,350	3,734,073	585,461

China Zenix Auto International Limited

Unaudited Condensed Consolidated Statement of Cash Flows

For the Nine Months Ended September 30, 2011

(RMB and US$ amounts are expressed in thousands)

	Nine Months Ended
	September 30, 2011
	RMB’000	USD’000
OPERATING ACTIVITIES
Profit before taxation	425,742	66,752
Adjustments for:
Amortization of prepaid lease payments	4,560	715
Depreciation of property, plant and equipment	87,430	13,708
Loss on disposal of property, plant and equipment	105	16
Release of deferred income	(598)	(94)
Share-based payment	2,503	392
Finance costs	44,803	7,025
Interest income	(3,370)	(528)

Operating cash flows before movements in working capital	561,175	87,986

Increase in inventories	(98,663)	(15,469)
Increase in trade and other receivables and prepayments	(130,209)	(20,415)
Increase in derivative financial instruments	(6,355)	(966)
Decrease in trade and other payables and accruals	(176,188)	(27,624)

Cash generated from operations	149,760	23,512
Interest received	3,370	528
PRC income tax paid	(73,062)	(11,455)

NET CASH FROM OPERATING ACTIVITIES	80,068	12,585

INVESTING ACTIVITIES
Purchase of property, plant and equipment	(105,739)	(16,579)
Increase in fixed bank deposits with maturity period over three months	(105,000)	(16,463)
Acquisition of leasehold land	(82,600)	(12,951)
Deposit paid for acquisition of property, plant and equipment	(17,372)	(2,724)
Decrease in pledged bank deposits	7,919	1,242
Proceeds on disposal of property, plant and equipment	324	51

NET CASH USED IN INVESTING ACTIVITIES	(302,468)	(47,454)

FINANCING ACTIVITIES
New bank borrowings raised	423,000	66,321
Repayment of bank borrowings	(429,500)	(67,341)
Interest paid	(44,803)	(7,025)
Net proceeds from initial public offerings	411,019	64,443
Capital contribution from shareholders	10,908	1,711

NET CASH FROM FINANCING ACTIVITIES	370,624	58,109

NET INCREASE IN CASH AND CASH EQUIVALENTS	148,224	23,240
Cash and cash equivalents at beginning of the period	318,020	49,862

Cash and cash equivalents at end of the period	466,244	73,102

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